PROMISSORY NOTE

U.S.$2,663,544 Dated: December 18, 2001

FOR VALUE RECEIVED, the undersigned, Avion Holdings Inc. ("Avion") of, 2949 Palmerston Avenue, West Vancouver, B.C., Canada, V7V 2X2, promises to pay to A. Richard Bullock (herein called "Bullock") of, 19 Ferguson Drive, Belfast, Northern Ireland, BT4 2AZ, or any subsequent holder of this promissory note, the principal amount of Two Million Six Hundred Sixty Three Thousand Five Hundred Forty Four ($2,663,544) Dollars of lawful money of the United States, in accordance with the following:

    Principal amount - The principal amount of this Promissory Note is U.S. $2,663,544.

    Interest - There is no interest bearing on the principal amount outstanding on this Promissory Note.

    Payment - The principal amount shall be payable after repayment of the CDN $1 million transferable promissory note by one-half of the net after-tax cash proceeds from the sale of Sun Power Corporation shares purchased from A. Richard Bullock pursuant to an agreement dated December 18, 2001, and the remainder, if any, shall be paid on the date that is ten years plus one day from the date of the Share Purchase Agreement between Avion and Bullock, being December 19, 2011.

    Assignment - This Promissory Note is assignable by Bullock with written notice of that assignment to Avion at the address of Avion given above.

    Payment - The payment of any amounts due under this Promissory Note shall be made in such places as agreed to by Avion and Bullock, and failing such agreement, at the address of Bullock given above from time to time by Bullock to Avion.

    Governing Law - This Promissory Note shall be governed by and construed in accordance with the laws of Province of British Columbia.

AVION HOLDINGS INC.
/s/ Kenneth F. Swaisland
By:
Authorized Signatory